Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2016 FINANCIAL RESULTS

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Vancouver, British Columbia – March 8, 2017 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today reported financial results for the fourth quarter and fiscal year ended December 31, 2016.

Financial Highlights

For the three months ended December 31, 2016

  $10.7 million in revenue for the quarter, an increase of 13% compared to $9.5 million for the same period last year.

  Gross profit margin of 44% for the quarter, an increase of 3% from 41% for the same period last year.

  Government repayment obligation recorded during the quarter was $2.1 million (consisting of a current portion of $0.3 million and long-term provisions of $1.8 million), compared to $nil for the same period last year. Based on the Company’s recent history of strong financial performance, it was determined that it is probable that future government repayments will be required to be made under the terms of Strategic Aerospace & Defense Initiative (“SADI”) programs. Based on management’s best estimates for forecast revenues between 2017 and 2032, the present value of the total estimated government repayment obligation for the same periods would be approximately $2.1 million.

  Deferred income tax expense for the quarter was $0.1 million, compared to deferred income tax recovery of $3.8 million for the same period last year. The recovery for the three months ended December 31, 2015 was based on an assessment of the Company’s history of profitability and its ability to realize deferred income tax assets.

  Net (loss) earnings for the quarter were ($0.2 million), or ($0.04) per share, basic and diluted, compared to $5.9 million, or $1.03 per share, basic and diluted, for the same period last year.

  Adjusted EBITDA(1) of $2.2 million for the quarter, an increase of 52% from $1.5 million for the same period last year.

For the year ended December 31, 2016

  $38.0 million in revenue for the year, an increase of 5% compared to $36.1 million for 2015.

  Gross profit margin of 45% for the year, an increase of 4% from 41% for 2015.

  Government repayment obligation recorded during the year was $2.1 million (consisting of a current portion of $0.3 million and long-term provisions of $1.8 million), compared to $nil for 2015. Based on the Company’s recent history of strong financial performance, it was determined that it is probable that future government repayments will be required to be made under the terms of SADI programs. Based on management’s best estimates for forecast revenues between 2017 and 2032, the present value of the total estimated government repayment obligation for the same periods would be approximately $2.1 million.

  Deferred income tax expense for the year was $1.2 million, compared to deferred income tax recovery of $3.8 million for 2015. The recovery for the year ended December 31, 2015 was based on an assessment of the Company’s history of profitability and its ability to realize deferred income tax assets.

  Net earnings were $3.3 million for the year, or $0.57 and $0.56 per share, basic and diluted, compared to $8.7 million, or $1.50 per share, basic and diluted, for 2015.

  $15.0 million of cash and cash equivalents at December 31, 2016, an increase of $10.4 million compared to $4.6 million at December 31, 2015.

  $26.6 million of working capital at December 31, 2016, an increase of $7.2 million compared to $19.4 million at December 31, 2015.

  Adjusted EBITDA(1) of $7.6 million for the year, an increase of 44% from $5.3 million for 2015.

“We are very pleased with the fourth quarter and annual results. Our revenue for the quarter and year grew 13% and 5%, respectively, compared to the same periods of 2015. From a Sinclair Technologies division perspective, we benefited from an improved U.S. economy and also larger deliveries of our products suitable for use in positive train control deployments. The Satellite Communications division benefited from an increase in military orders as well as deliveries of our ATOM products to Harris Corporation,” said Dr. Amiee Chan, President and CEO of Norsat. “We also continued to manage our cost structure while also challenging ourselves to develop and market new products and solutions. Overall we achieved another period of profitability and we reported a record Adjusted EBITDA of $2.2 million and $7.6 million, for the 2016 fourth quarter and 2016 year, respectively,” added Dr. Chan.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Conference Call Details
Norsat will host a conference call today, March 8, 2017 at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss its financial results for the fourth quarter and fiscal year ended December 31, 2016. To access the conference call, please dial toll-free 1-888-886-7786 or 416-764-8658. The conference call title is: ‘Investor Call – Q4 2016’. Please connect approximately 10 – 15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available after the live call at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

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(1) Adjusted EBITDA is a measure that the Company uses to reflect the results of its core earnings. Adjusted EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization, foreign exchange gain or loss, corporate development costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges.

Norsat International Inc.
Consolidated Statements of Financial Position
(Expressed in United States dollars)
(Unaudited)

	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$15,044,742	$4,585,754
Trade and other receivables	8,263,447	8,987,392
Inventories	10,462,354	10,956,524
Prepaid expenses and other	332,676	394,617
	34,103,219	24,924,287
Non-current assets
Property and equipment, net	616,495	558,609
Intangible assets, net	4,176,244	4,724,490
Goodwill	4,097,751	4,097,751
Investment taxcredits recoverable	4,820,185	4,985,139
Deferred income taxassets	1,185,907	2,218,848
	14,896,582	16,584,837
Total assets	$48,999,801	$41,509,124
LIABILITIES
Current liabilities
Trade and other payables	$2,774,889	$1,906,703
Accrued liabilities	2,685,970	2,375,107
Warranty provision	869,259	947,682
Deferred revenue	1,217,083	286,432
	7,547,201	5,515,924
Non-current liabilities
Long-term provisions	1,863,542	-
Long-term deferred revenue	70,014	45,889
Total liabilities	9,480,757	5,561,813
SHAREHOLDERS' EQUITY
Issued capital	40,016,360	39,850,648
Treasury shares	(431,208)	(320,750)
Contributed surplus	4,276,584	4,318,487
Accumulated other comprehensive loss	(4,395,651)	(4,673,811)
Retained earnings/(deficit)	52,959	(3,227,263)
Total shareholders' equity	39,519,044	35,947,311
Total liabilities and shareholders' equity	$48,999,801	$41,509,124

Norsat International Inc.
Consolidated Statements of Earnings and Comprehensive Income
(Expressed in United States dollars)
(Unaudited)

	Three months ended December 31		Year Ended December 31
	2016	2015	2016	2015

Revenue	$10,672,174	$9,460,306	$38,041,159	$36,099,611
Cost of sales	5,983,518	5,574,566	20,897,651	21,453,153
Gross profit	4,688,656	3,885,740	17,143,508	14,646,458

Expenses:
Selling and distributing	981,553	1,153,893	4,702,019	4,876,579
General and administrative	1,169,208	1,347,995	3,887,482	4,090,758
Product development	692,196	708,467	3,061,308	2,873,054
Less: Government contributions	(350,231)	(342,886)	(1,494,466)	(1,309,671)
Add: Government repayment obligation	2,128,333	-	2,128,333	-
Loss/(gain) on foreign exchange	132,313	(1,141,356)	262,987	(793,154)
Interest and bank charges	23,660	30,272	105,057	140,215
Total expenses	4,777,032	1,756,385	12,652,720	9,877,781

Earnings before income taxes	(88,376)	2,129,355	4,490,788	4,768,677

Current income taxexpense/(recovery)	1,561	-	12,671	(66,068)
Deferred income taxexpense/(recovery)	112,323	(3,812,780)	1,197,895	(3,815,486)
	113,884	(3,812,780)	1,210,566	(3,881,554)

Net earnings	$(202,260)	$5,942,135	$3,280,222	$8,650,231

Other comprehensive income/(loss)
Items that may subsequently be reclassifiedto income:
Gain/(loss) on translation of foreign subsidiaries	85,018	(1,059,257)	278,160	(1,639,848)
Total comprehensive (loss)/income	$(117,242)	$4,882,878	$3,558,382	$7,010,383

Net (loss)/earnings per share
Basic (loss)/earnings per share	$(0.04)	$1.03	$0.57	$1.50
Diluted (loss)/earnings per share	$(0.04)	$1.03	$0.56	$1.50

Weighted average number of shares outstanding
Basic	5,768,622	5,759,400	5,767,971	5,758,179
Diluted	5,935,132	5,775,035	5,897,354	5,777,619

Norsat International Inc.
ConsolidatedStatements of Cash Flows
(Expressed in United States dollars)
(Unaudited)

	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Cash and cash equivalents provided by/(used in)
Operating activities:
Net (loss)/earnings for the period	$(202,260)	$5,942,135	$3,280,222	$8,650,231
Income taxes paid	-	-	(11,110)	(43,270)
Adjustments for items not affecting cash:
Depreciation and amortization	207,276	317,127	840,002	1,295,634
Write-off of intangible assets and property and equipment	(12,064)	-	18,809	31,139
Unrealized foreign exchange loss/(gain)	99,503	(910,533)	281,316	(562,331)
Acquisition loan cost amortization	-	-	-	2,262
Other expense/(income)	-	161,292	-	(37,705)
Current income tax expense/(recovery)	1,561	-	12,671	(66,068)
Deferred income tax expense/(recovery)	112,323	(3,812,780)	1,197,895	(3,815,486)
Share-based payments	76,234	67,616	270,643	247,876
Vesting of RSUs	-	-	-	-
Government contributions	(350,231)	(342,886)	(1,494,466)	(1,309,671)
Government repayment obligation	2,128,333	-	2,128,333	-
Changes in non-cash working capital	586,301	(1,802,646)	2,706,023	(3,704,611)
Net cash flows provided by/(used in) operating activities	2,646,976	(380,675)	9,230,338	688,000

Investing activities:
Purchase of intangible assets, property and equipment, net of SADI	(75,887)	(35,700)	(362,987)	(193,286)
Net cash flows used in investing activities	(75,887)	(35,700)	(362,987)	(193,286)

Financing activities:
Repayment of acquisition loan	-	-	-	(2,286,762)
Proceeds from exercise of share purchase options	3,574	-	12,723	-
Purchase of treasury shares, including purchase costs	(4,108)	(7,460)	(270,015)	(295,390)
Government contributions	406,486	438,437	1,866,722	1,271,648
Net cash flows provided by/(used in) financing activities	405,952	430,977	1,609,430	(1,310,504)

Effect of foreign currency translation on cash andcash equivalents	(3,767)	(365,834)	(17,793)	(112,189)

Increase/(decrease) in cash and cash equivalents	2,973,274	(351,232)	10,458,988	(927,979)
Cash and cash equivalents, beginning of period	12,071,468	4,936,986	4,585,754	5,513,733
Cash andcash equivalents, endof period	$15,044,742	$4,585,754	$15,044,742	$4,585,754

Norsat International Inc.
Reconciliation of IFRS to non-IFRS Measures
(Expressed in United States dollars)

	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Net (loss)/earnings for the period	$(202,260)	$5,942,135	$3,280,222	$8,650,231
Interest (income)/expense	(7,167)	(728)	(15,950)	20,572
Depreciation and amortization	207,276	317,127	840,002	1,295,634
Tax expense/(recovery)	113,884	(3,812,780)	1,210,566	(3,881,554)
EBITDA(2)	$111,733	$2,445,754	$5,314,840	$6,084,883
Loss/(gain) on foreign exchange	132,313	(1,141,356)	262,987	(793,154)
Other expenses/(income)	-	161,292	-	(37,705)
Corporate development costs	116,000	-	135,160	-
Long term portion of government repayment obligation	1,863,542	-	1,863,542	-
Adjusted EBITDA(2)	$2,223,588	$1,465,690	$7,576,529	$5,254,024

(2) We disclose non-IFRS measures as we believe they provide useful information on actual operating results and assist in comparisons from one period to another. Readers are cautioned that non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. For a more detailed description of non-IFRS measures, please refer to 2016 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604-821-2800	Tel: 604-821-2800
Email: achan@norsat.com	Email: achin@norsat.com